

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Lee Keat Hin
Chief Financial Officer
DUET Acquisition Corp.
V03-11-02, Designer Office
V03, Lingkaran SV, Sunway Velocity,
Kuala Lumpur, Malaysia

> **Re: DUET Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 30, 2022**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2021**
> **30, 2021**
> **Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2021**
> **File No. 001-41237**

Dear Lee Keat Hin:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction